UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Edgar Online, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

279765101

(CUSIP Number)

Midwood Capital Management LLC
Attn: David E. Cohen
575 Boylston St.
4th Floor
Boston, MA 02108
617-224-1751

With a copy to:

Peter M. Rosenblum, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1151

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 279765101	13D	Page 2 of 10 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

David E. Cohen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

USA

	7	Sole Voting Power

Number of

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 279765101	13D	Page 3 of 10 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ross D. DeMont

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

USA

	7	Sole Voting Power

Number of

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 279765101	13D	Page 4 of 10 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Midwood Capital Management LLC
I.R.S. Identification No. 14-1885029

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0%

14	Type of Reporting Person (See Instructions)

IA

CUSIP No. 279765101	13D	Page 5 of 10 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Midwood Capital Partners, L.P.
I.R.S. Identification No. 27-0060548

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0%

14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 279765101	13D	Page 6 of 10 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Midwood Capital Partners QP, L.P.
I.R.S. Identification No. 42-1657728

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0%

14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 279765101	Page 7 of 10 Pages

The joint statement on Schedule 13D as filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC (“Capital”), Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., (who are collectively referred to as the “Reporting Persons”) in respect of the Common Stock, $.01 par value per share, of Edgar Online, Inc., a Delaware corporation, is hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons currently own no shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns no shares of the Common Stock of the Issuer, representing 0% of such class of securities.

(c) The following transactions in the Common Stock were conducted by Reporting Persons since the date of the most recent amendment to this Schedule 13D:

Person	Date	No. of Shares Purchased/(Sold)	Purchase/(Sale) Price Per Share
Midwood Capital Partners, L.P.	10/16/2008	(811)	($1.6000)
	10/17/2008	(20,670)	($1.9983)
	10/20/2008	(5,000)	($1.9026)
	10/24/2008	(15,451)	($1.6593)
	10/27/2008	(21,612)	($1.6485)
	10/29/2008	(40,060)	($1.3038)
	10/29/2008	(16,590)	($1.4006)
	10/30/2008	(2,886)	($1.3363)
	10/31/2008	100	$1.3300
	10/31/2008	(800,820)	($1.2500)
	11/3/2008	(202)	($1.5000)

Midwood Capital Partners QP, L.P.	10/16/2008	(489)	($1.6000)
	10/17/2008	(11,630)	($1.9983)
	10/24/2008	(7,317)	($1.6593)
	10/27/2008	(12,188)	($1.6485)
	10/29/2008	(22,740)	($1.3038)
	10/29/2008	(9,410)	($1.4006)
	10/30/2008	(1,714)	($1.3363)
	10/31/2008	(454,180)	($1.2500)
	11/3/2008	(57)	($1.5000)

CUSIP No. 279765101	Page 8 of 10 Pages

Each of the above listed transactions was conducted in the ordinary course of business via ordinary brokerage transactions on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to a Joint Filing Agreement dated January 17, 2006, a copy of which was previously filed with this Schedule 13D and is hereby incorporated by reference herein.

Except for the foregoing and as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 279765101	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 4, 2008

MIDWOOD CAPITAL PARTNERS, L.P.

By: Midwood Capital Management, LLC
General Partner

By: /s/ David E. Cohen
David E. Cohen
Manager

MIDWOOD CAPITAL
PARTNERS QP, L.P.

By: Midwood Capital Management, LLC
General Partner

By: /s/ David E. Cohen
David E. Cohen
Manager

MIDWOOD CAPITAL
MANAGEMENT, LLC

By: /s/ David E. Cohen
David E. Cohen
Manager

CUSIP No. 279765101	Page 10 of 10 Pages

DAVID E. COHEN

By: /s/ David E. Cohen
David E. Cohen

ROSS D. DEMONT

By: /s/ Ross D. DeMont
Ross D. DeMont